Gibson, Dunn & Crutcher LLP

200 Park Avenue New York, NY 10166-0193 Tel 212.351.4000 www.gibsondunn.com
Client: 92865-00012
November 14, 2011
Via EDGAR
David L. Orlic
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3628

Re:	Transatlantic Holdings, Inc. Amendment No. 17 to Schedule 14D-9 Filed on November 4, 2011 File No. 005-41434 Form 8-K Filed on November 4, 2011 File No. 001-10545
Dear Mr. Orlic:
On behalf of our client, Transatlantic Holdings, Inc. (the “Company” or “Transatlantic”), set forth below are the Company’s responses to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the comment letter dated November 7, 2011 (the “Comment Letter”) with respect to the above referenced Amendment No. 17 to the Company’s Schedule 14D-9 (“Amendment No. 17”) and Form 8-K. Concurrently herewith the Company is filing (i) Amendment No. 19 to the Company’s Schedule 14D-9 (“Amendment No. 19”) and (ii) a Current Report on Form 8-K, in each case containing changes and revisions in response to the Staff’s comments. Capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in Amendment No. 17.
The Company’s responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comment in the Comment Letter.

November 14, 2011

Schedule 14D-9
The Revised Exchange Offer Does Not Offer Compelling Value..., page 7
1.	Please revise to disclose how Validus’ claims that your reserves need to be increased by $500 million has been reflected in the proposed consideration and effectively reduces the value offered to Transatlantic stockholders by that amount.
Response:
In response to the Staff’s comment, the Company has revised the second bullet point under the heading “The Revised Exchange Offer Does Not Offer Compelling Value...” to read as follows:

“•  Validus Continues To Indicate That Transatlantic’s Reserves Need To Be Increased By $500 Million. Validus claims that Transatlantic’s reserves need to be increased by $500 million, and has reflected such assumption — which in our view is flawed — in the pro forma financial information regarding the combined company that it filed with the Commission.[1]

•	Based on Transatlantic’s own review of its reserves in the ordinary course and that of independent third parties, we firmly believe that Transatlantic is reserved adequately. In that regard, we note that a number of external parties have reviewed Transatlantic’s reserves during the last 12 months, including (i) an outside actuarial firm engaged by the New York Department of Financial Services and (ii) a nationally recognized independent actuarial firm engaged by Allied World in connection with its due diligence review of Transatlantic. Additionally, Transatlantic’s auditors annually conduct independent ground-up reserve reviews. None of these parties to our knowledge have raised any material concern with respect to the adequacy of Transatlantic’s reserves, which in our view supports our strong belief that Transatlantic’s reserves are adequate.

•	We note that Validus has publicly disclosed that it views the proposed transactions with Transatlantic as “essentially a book for book value exchange.“[2] In light of this, by reducing our book value as a result of the

[1]	Source: Validus’s Current Report on Form 8-K filed on November 3, 2011.

[2]	Source: Joseph E. Consolino, Validus CFO, Validus investor conference call transcript, filed on July 13, 2011 pursuant to Rule 425 under the Securities Act of 1933.

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$500 million reserve charge, we believe it reasonably follows that Validus has effectively reduced the consideration that it is prepared to offer to Transatlantic stockholders by that amount. In any event, if Validus reversed its proposed $500 million reserve charge, then we believe it would be compelled to increase the consideration payable to Transatlantic stockholders.”
2.	Please revise to disclose how Validus’ assumptions regarding your reserves are flawed, and recharacterize this as your belief. Please also tell us, with a view towards revised disclosure, whether you have received any third-party reserve reports in 2011 and whether any such reports confirmed that your reserves are adequate.
Response:
In response to the Staff’s comment, the Company has revised the relevant disclosure on Amendment No. 19 as set forth under Comment 1 above.
We also respectfully submit that we have been advised by the Company that it has not received any reserve reports from third-party advisors, consultants or agents prepared for or on behalf of the Company in 2011.
3.	In the final bullet point in this section, you have compared an unaffected Allied World stock price as of June 10, 2011 with an affected Validus stock price as of November 3, 2011. Please revise to include a more direct comparison, or advise as to why you believe the current comparison is meaningful.
Response:
In response to the Staff’s comment, the Company has revised the relevant disclosure on Amendment No. 19 to read as follows:
“Transatlantic also notes that the Validus offer as measured as of close of business on November 2, 2011 (the last trading day before announcement of the Revised Exchange Offer) and November 3, 2011 (the first trading day after announcement of the Revised Exchange Offer) represents multiples of our book value per basic share[3] of 0.75x and

3	Transatlantic Q3 2011 book value pro forma for share repurchases through November 3, 2011. Share repurchases from September 26, 2011 to November 3, 2011 included 4.2 million shares at an average price of $50.45 for an aggregate amount of $195 million.

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0.76x, respectively[4]. We note that such multiples are similar to the multiples of our book value per basic share[5] implied by the Allied World merger, a deal that we believe our stockholders did not support, as measured as of close of business on June 10, 2011 (the last trading day before announcement of the Allied World merger agreement) and June 13, 2011 (the first trading day after announcement of the Allied World merger agreement) of 0.79x and 0.75x, respectively. The market value of the consideration to be received in the Revised Exchange Offer depends on the market price of Validus Common Shares on any given date and will fluctuate from day to day.”
4.	We note your use of basic book value in this section and throughout your filing. We understand that diluted book value is a more common measure in your industry, and note that you have used that measure in prior filings. Please advise, with a view towards revised disclosure, what consideration you gave to employing diluted book value.
Response:
We respectfully submit to the Staff that Transatlantic has not historically reported its book value per share on a diluted basis in its filings with the Commission. We note that the only instance where Transatlantic’s diluted book value per share had been reported was in the Form S-4 filed by Allied World related to the Allied World/Transatlantic transaction. In that instance, Transatlantic’s diluted book value per share was used only because Allied World had historically reported such measure, so the disclosure was made for the benefit of Allied World stockholders who were making an investment decision with respect to the then-proposed transaction.
We understand that all insurance companies report basic book value per share, but not all insurance companies report diluted book value per share. Furthermore, the Company believes that at this time there is no consensus in the industry with respect to the

Transatlantic’s aggregate book value as of September 30, 2011, without giving effect to any repurchases effected after September 30, 2011, was $4,295 million.

4	November 2, 2011 offer value calculated by multiplying $27.21, which is Validus’s closing price on November 2, 2011 (the last trading day before announcement of the Revised Exchange Offer), by the 1.5564x exchange ratio and adding $11.00. November 3, 2011 offer value calculated by multiplying $27.37, which is Validus’s closing price on November 3, 2011 (the first trading day after announcement of the Revised Exchange Offer), by the 1.5564x exchange ratio and adding $11.00.

5	Based on book value per basic share of $64.69 as of March 31, 2011.

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methodology of calculating diluted book value per share (e.g., Validus computes this measure on a “fully converted” basis, while Allied World reports dilution based on a “treasury stock method”). Based on this lack of consensus in the industry as to the applicability and proper methodology in calculating diluted book value per share, as well as Transatlantic’s historical practice, the Company does not believe it is appropriate to use the diluted book value per share measure at this time.

5.	Please tell us whether your calculation of basic book value on page 8 includes an adjustment for the $115 million termination fee payable to Allied World. If not, please advise why you believe this should not be included in your calculation.

Response:

The Company hereby confirms to the Staff that the calculation of pro forma book value per share on page 8 includes an adjustment for the $115 million termination fee, comprising of (i) a $66.7 million contingent termination fee payable to Allied World under certain circumstances and (ii) a $48.3 million termination and expense reimbursement fee paid to Allied World in Q3 2011.
Higher Catastrophe Exposure Limits Flexibility and Capital Return, page 7
6.	Please provide support for your assertion that the combined company will have a limited amount of excess capital.

Response:

We respectfully submit to the Staff on a supplemental basis that the Company has estimated limited excess capital of approximately $90 million for the combined company on a pro forma basis. The Company derived this number using an illustrative 190% A.M. Best’s Best Capital Adequacy Ratio (“BCAR”), a metric widely used by many companies in the property / casualty insurance industry as a measure of capital strength. BCAR is the ratio of capital held to the net required capital, and any excess above a defined target BCAR is defined as excess capital. The BCAR analysis entails calculating the net required capital to be held by a company against various risks of a property / casualty insurance company. A.M. Best assigns capital charges for each of the risks, which pertain to the company’s balance sheet (e.g., investments, reserves, recoverables) and business and operating risk (e.g., lines of business the company writes, peak probable maximum losses). These risks can be offset by a co-variance benefit derived

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from risk diversification. The Company believes that 190% BCAR is a representative target for “A” financial strength-rated property / casualty reinsurers.

7.	Please advise why Transatlantic’s PML as a percentage of common equity is based only on Florida-Wind, while calculations for Validus are based on U.S.-Wind.

Response:

We respectfully submit to the Staff that the 1-in-250 PML as a percentage of common equity calculations are based on peak probable maximum loss (“PML”) as publicly disclosed by Transatlantic and Validus, respectively. Peak PML is determined and reported by each company according to the geographic area where it anticipates the most exposure with respect to losses. As each company independently determines the geographic area where it expects the most exposure with respect to losses arising from catastrophe events, there are no industry-standard geographic areas for purposes of calculating Peak PML. Transatlantic believes that its peak 1-in-250 PML is drawn from wind events in Florida, which is consistent with the disclosure in its public filings. Validus, on the other hand, has disclosed in its public filings that its peak 1-in-250 PML is drawn from U.S. wind events. Florida-Wind was used for Transatlantic and U.S.-Wind was used for Validus in the calculations because that is how each company has historically reported where they expect their peak PML.

Other Considerations, page 8

8.	Please support your assertion that there is a questionable ability to fully realize potential synergies and plans to return capital following a business combination with Validus.

Response:

In response to the Staff’s comment, the Company has revised the relevant disclosure on Amendment No. 19 to read as follows:

“Questionable Ability To Fully Realize Potential Synergies And Plans To Return Capital. We believe that a combined Validus/Transatlantic would have a limited amount of excess capital above levels commensurate with an “A” financial strength rating from A.M. Best. Accordingly, in our view the combined company would have a questionable ability to support all of the actions Validus is claiming it will execute, including (i) $1 billion in

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proposed post-closing share buybacks and (ii) the transfer of Transatlantic’s property catastrophe business to Bermuda.[6]”

Form 8-K

Exhibit 99.2, Investor Presentation dated November 4, 2011

General

9.	Please provide support for the following assertions:

• Validus does not have adequate resources to pay what you are worth (page 5); and

Response:

We respectfully submit that Validus would not have adequate resources to increase the Revised Exchange Offer and pay what Transatlantic is worth for the following reasons: First, the Company believes that Validus could not meaningfully increase its offer without incurring dilution to its fully diluted BVPS (assuming Validus maintains the $500 million charge to Transatlantic’s reserves). Given Validus’s stated focus on the transaction being accretive to Validus’s diluted book value per share and diluted tangible book value per share[7], in our view it is unlikely it could increase the consideration in any meaningful way. Second, the Company also believes that any meaningful increase in the consideration would require Validus to increase its leverage materially, which Validus could not do without risking its financial strength rating. In that regard, we note that Validus has reported a total debt-to-capital ratio of 25.3%[8], which is above the 20%-25% range for an “A” financial strength rating. As such, Validus’s capacity to borrow funds to increase the consideration is severely limited.

• Transatlantic book value per share is $71.27 (page 18).

[6]	Sources: Press Release filed as Exhibit 99.1 to Validus’s Current Report on Form 8-K filed on November 3, 2011; investor presentation, filed by Validus on August 30, 2011 pursuant to Rule 425 under the Securities Act of 1933.

[7]	Source: Validus investor conference call transcript, filed on July 13, 2011 pursuant to Rule 425 under the Securities Act of 1933.

[8]	Source: Validus’s Form 8-K filed on November 3, 2011.

November 14, 2011

Response:

We respectfully refer the Staff to footnote 1 of “Page 18 End Notes” on page 40 of Exhibit 99.2 to the Form 8-K filed by Transatlantic on November 4, 2011, which provides support for the $71.27 per share book value.

10.	Please advise why you appear to be using a different peer group in this presentation than in prior presentations.

Response:

We respectfully submit to the Staff that in the investor presentation related to the Allied World transaction filed as Exhibit 99.2 to the Form 8-K filed by the Company on June 13, 2011, the Company used the following comparable companies: ACE, XL, PRE, RE, AXS, ACGL, RNR, VR, AWH, AHL, ALTE, ENH, PTP and MRH. The Company used substantially the same set of comparable companies in the November 4, 2011 investor presentation in the instances where comparable analyses were being shown. However, the November 4, 2011 investor presentation also includes additional analyses regarding Transatlantic on a standalone basis as a pure property and casualty reinsurance company. Such analyses were not relevant to the proposed Allied World/Transatlantic transaction because such transaction contemplated the combination of an insurance company with substantial primary insurance operations (Allied World) with a pure reinsurance company (Transatlantic). Accordingly, certain of the analyses in the November 4, 2011 presentation do not include all of the comparable companies used in the June 13, 2011 investor presentation because they were not appropriate when analyzing Transatlantic on a standalone basis.
Components of Validus Insufficient Valuation, page 9
11.	Please clarify that the $2.00 cash consideration is money which you plan to distribute over the next two months only to certain selling Transatlantic stockholders.

Response:

In response to the Staff’s comment, the Company has revised the relevant disclosure on page 9 of the Investor Presentation, which page has been refiled as Exhibit 99.1 to the Company’s Form 8-K filed herewith, to read as follows:

November 14, 2011

“$2.00 cash consideration from Validus offer is Transatlantic’s own money that we plan to use over the next two months for open market share repurchases”
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If we can be of any further assistance, or if you have any questions regarding the concerns detailed in this letter, please do not hesitate to call me at (212) 351-3847.
Sincerely,
/s/ Eduardo Gallardo
Eduardo Gallardo
EG/cm